Filed pursuant to Rule 433
Registration No. 333-225325
June 10, 2019
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series K, due 2049
Principal Amount:	$350,000,000
Maturity:	June 15, 2049
Coupon:	3.80%
Interest Payment Dates:	June 15 and December 15
First Interest Payment Date:	December 15, 2019
Treasury Benchmark:	3.00% due February 15, 2049
Treasury Yield:	2.633%
Reoffer Spread:	T+ 120 basis points
Yield to Maturity:	3.833%
Price to Public:	99.414% of the principal amount thereof
Transaction Date:	June 10, 2019
Settlement Date:	June 12, 2019 (T+2)
Redemption Terms: Make-whole call:	Prior to December 15, 2048 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after December 15, 2048 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AK5 / US00115AAK51
Joint Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322, PNC Capital Markets LLC, toll-free at 1-855-881-0697, RBC Capital Markets, LLC, toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.